UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   GOODPASTURE, JOHN N
   318 HUNTERS TRAIL


   HOUSTON, TX  77024
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
   02/15/99
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [X] Other (specify below)
   Former Sr. V.P. Pipelines
   & Marketing
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     5,500          D  Direct
Common Stock                                                                                     14,716         I  401(k) Plan
Common Stock                                                                                     9,360          I  ESOP

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $17.3750                                                                                07/10/05
to buy)
Incentive Stock Option (right  $25.5000                                                                                06/01/04
to buy)
Non-Qualified Stock Option     $11.9375                                                                                03/20/02
(right to buy)
Non-Qualified Stock Option     $16.5000                                                                                07/15/08
(right to buy)
Non-Qualified Stock Option     $17.3750                                                                                07/10/05
(right to buy)
Non-Qualified Stock Option     $18.8125                                                                                05/13/07
(right to buy)
Non-Qualified Stock Option     $23.5000                                                                                07/16/06
(right to buy)
Non-Qualified Stock Option     $25.5000                                                                                06/01/04
(right to buy)
Non-Qualified Stock Option     $26.3750                                                                                05/11/03
(right to buy)
Phantom Stock Units (1)                        01/01/98       A         361
Phantom Stock Units (1)                        01/15/98       A         71
Phantom Stock Units (1)                        01/31/98       A         76
Phantom Stock Units (1)                        02/15/98       A         78
Phantom Stock Units (1)                        02/28/98       A         82
Phantom Stock Units (1)                        03/15/98       A         83
Phantom Stock Units (1)                        03/31/98       A         80
Phantom Stock Units (1)                        04/15/98       A         75
Phantom Stock Units (1)                        04/30/98       A         76
Phantom Stock Units (1)                        05/15/98       A         79
Phantom Stock Units (1)                        05/31/98       A         81
Phantom Stock Units (1)                        06/15/98       A         85
Phantom Stock Units (1)                        06/30/98       A         88
Phantom Stock Units (1)                        07/15/98       A         85
Phantom Stock Units                            07/31/98       A         89
Phantom Stock Units (1)                        08/15/98       A         105
Phantom Stock Units (1)                        08/31/98       A         114
Phantom Stock Units (1)                        09/15/98       A         174
Phantom Stock Units (1)                        09/30/98       A         180
Phantom Stock Units (1)                        10/15/98       A         174
Phantom Stock Units                            10/31/98       A         178
Phantom Stock Units (1)                        11/15/98       A         169
Phantom Stock Units (1)                        11/30/98       A         173
Phantom Stock Units (1)                        12/15/98       A         221
Phantom Stock Units (1)                        12/31/98       A         298

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   7,300                     7,300         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   9,600                     9,600         D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   25,000                    25,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   36,000                    36,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   12,700                    12,700        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   36,000                    36,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   20,000                    20,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   6,400                     6,400         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   16,000                    16,000        D   Direct
(right to buy)
Phantom Stock Units (1)        01/01/98  Common Stock                   361           $20.6250                  D   Direct
Phantom Stock Units (1)        01/15/98  Common Stock                   71            $19.5625                  D   Direct
Phantom Stock Units (1)        01/31/98  Common Stock                   76            $18.3250                  D   Direct
Phantom Stock Units (1)        02/15/98  Common Stock                   78            $17.7031                  D   Direct
Phantom Stock Units (1)        02/28/98  Common Stock                   82            $16.9813                  D   Direct
Phantom Stock Units (1)        03/15/98  Common Stock                   83            $16.7000                  D   Direct
Phantom Stock Units (1)        03/31/98  Common Stock                   80            $17.3219                  D   Direct
Phantom Stock Units (1)        04/15/98  Common Stock                   75            $18.4594                  D   Direct
Phantom Stock Units (1)        04/30/98  Common Stock                   76            $18.2563                  D   Direct
Phantom Stock Units (1)        05/15/98  Common Stock                   79            $17.6594                  D   Direct
Phantom Stock Units (1)        05/31/98  Common Stock                   81            $17.0813                  D   Direct
Phantom Stock Units (1)        06/15/98  Common Stock                   85            $16.2625                  D   Direct
Phantom Stock Units (1)        06/30/98  Common Stock                   88            $15.7969                  D   Direct
Phantom Stock Units (1)        07/15/98  Common Stock                   85            $16.3750                  D   Direct
Phantom Stock Units            07/31/98  Common Stock                   89            $15.6438                  D   Direct
Phantom Stock Units (1)        08/15/98  Common Stock                   105           $13.2000                  D   Direct
Phantom Stock Units (1)        08/31/98  Common Stock                   114           $12.2250                  D   Direct
Phantom Stock Units (1)        09/15/98  Common Stock                   174           $10.9281                  D   Direct
Phantom Stock Units (1)        09/30/98  Common Stock                   180           $11.0156                  D   Direct
Phantom Stock Units (1)        10/15/98  Common Stock                   174           $11.3781                  D   Direct
Phantom Stock Units            10/31/98  Common Stock                   178           $11.1375                  D   Direct
Phantom Stock Units (1)        11/15/98  Common Stock                   169           $11.7688                  D   Direct
Phantom Stock Units (1)        11/30/98  Common Stock                   173           $11.4844                  D   Direct
Phantom Stock Units (1)        12/15/98  Common Stock                   221           $8.9781                   D   Direct
Phantom Stock Units (1)        12/31/98  Common Stock                   298           $6.6531     15,012        D   Direct

Explanation of Responses:

(1)
1-for-1
-
Reporting person's increase in balance of Securities Beneficially Owned in the 401(k) Plan reported in Table I is a result of contributions made during 1998.
-
To update ESOP information in Table I  previously provided to reflect 12/31/98 share information.

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez
    For: John N. Goodpasture
DATE